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Exhibit (a)(5)(E)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

x
NECA-IBEW Pension Fund (The Decatur Plan), on Behalf of Itself and All Others Similarly Situated,	: : :
:
Plaintiff,	:
:
vs.	: C.A. NO.
:
PRIMA ENERGY CORPORATION,	:
RICHARD H. LEWIS, NEIL L. STENBUCK, JAMES R. CUMMINGS, DOUGLAS J. GUION, CATHERINE J. PAGLIA, GEORGE L. SEWARD, PETRO-CANADA (US) HOLDINGS LTD.; and RAVEN ACQUISITION CORP.,	: : : : : : : :
Defendants	:
x

VERIFIED CLASS ACTION COMPLAINT

        Plaintiff, by its attorneys, alleges for the complaint as follows:

SUMMARY OF THE ACTION

        1.    This is a stockholder class action brought by plaintiff on behalf of the holders of Prima Energy Corporation ("Prima Energy" or the "Company") common stock against Prima Energy's directors, Prima Energy, Petro-Canada (US) Holdings Ltd. ("Petro-Canada") and Raven Acquisition Corp. ("Raven") arising out of their attempt to freeze out Prima Energy's public stockholders in an illegal, unfair and coercive transaction. The proposed transaction seeks to deprive the class of its right to vote, to protect a tender offer from any competition, to deprive the class of its right to have the transaction be entirely fair, to coerce the class members into tendering their shares and finally fails to seek the highest price reasonably achievable.

THE PARTIES

        2.    Plaintiff NECA-IBEW Pension Fund (The Decatur Plan) is, and at all times relevant hereto was, a shareholder of Prima Energy.

        3.    Prima Energy is a Delaware corporation engaged in the exploration for, and the acquisition, development and production of, crude oil and natural gas. Prima Energy is also engaged in oil and gas property operations and oilfield services, and, at times, has engaged in natural gas gathering, marketing and trading. The Company's oil and gas exploration, development and production operations are generally conducted within Prima Oil & Gas Company, a wholly owned subsidiary. It conducts most other activities within wholly owned subsidiaries of Prima Oil & Gas Company, including Action Oil Field Services, Inc. and Action Energy Services for oilfield services.

        4.    Defendant Richard H. Lewis ("Lewis") founded Prima Energy in April 1980 and has served as its Chairman of the Board and Chief Executive Officer since that time. Lewis is the immediate past president of the Colorado Oil & Gas Association, a non-profit trade organization, and continues as a board member. Lewis served as the natural gas producer appointed representative on a select panel that studied and reported to the Colorado legislature on electric restructuring in Colorado. Lewis is the Chairman of the Board of Entre Pure Industries, Inc., a privately held company involved in the purified water and ice business.

        5.    Defendant Neil L. Stenbuck ("Stenbuck") has been a director of Prima Energy since May 2001 and has served as Executive Vice President and Chief Financial Officer of the Company since July 2001. He was previously with Basin Exploration, Inc., where he served as Vice President-Finance, Chief Financial Officer, Treasurer and a director from 1995 to 2001. Prior to joining Basin, Stenbuck was with United Meridian Corporation where he served as Vice President-Capital via the 1994 merger between UMC and General Atlantic Resources, Inc., where he held the same position beginning in 1989. He joined General Atlantic in 1987 as Vice President-Finance and Accounting.

        6.    Defendant James R. Cummings ("Cummings") has been a director of Prima Energy since August 2000. He served 20 years as a partner with Deloitte & Touche LLP ("Deloitte"). Cummings' career with Deloitte included serving as Partner-in Charge of the Denver tax department, National Industry Director of the U.S. Energy Resources Group and Partner-in-Charge of the National Special Acquisitions Group. Cummings served many of Deloitte's national oil and gas and other energy clients on industry, regulatory and tax matters. He also served as engagement partner on several litigation and regulatory engagements.

        7.    Defendant Douglas J. Guion ("Guion") has been a director of Prima Energy since October 1988. In 1987, Guion founded Colorado Energy Minerals, Inc., a privately held oil and gas company owned by him and his family. He co-founded Golden Buckeye Petroleum Corporation in 1980 and served as its Chairman of the Board until that company merged with Prima Energy in 1988. Prior to 1980, Guion spent 10 years as a co-owner and a manager for various geological and geophysical consulting firms and in various other business enterprises, including home building and real estate.

        8.    Defendant Catherine J. Paglia ("Paglia") has been a director of Prima Energy since May 2000. She has been a member of the Board of Directors of Enterprise Asset Management, Inc. since December 1997, and since June 1999 has been working full time managing and overseeing investment opportunities for the privately held investment firm. She has been a director of Strategic Distribution, Inc., a publicly held industrial distribution business, since 1990, and served in various management capacities at the company from January 1989 to April 1997. Paglia served as Executive Vice President and Chief Financial Officer of Fine Host Corporation, a publicly held contract food service company, from April 1997 to September 1998. Fine Host Corporation filed a Chapter 11 petition for reorganization under federal bankruptcy laws in January 1999. From January 1989 to April 1997, Paglia served as a Managing Director of Interlaken Capital, Inc., a private investment firm, where she managed investment opportunities. From 1982 through 1998, she was employed by Morgan Stanley & Co. Incorporated, serving as a Managing Director in the corporate finance area during the last two years of her tenure.

        9.    Defendant George L. Seward ("Seward") has been a director of Prima Energy since April 1980. He served as Corporate Secretary from 1980 until 1988. He has been engaged in the farming and ranching business since his graduation from Colorado State University with a B.A. degree in 1972. Since 1975, Seward has operated Seward Land and Cattle Company, a privately held company, as its majority stockholder and President.

        10.    The defendants named above in ¶¶4-9 are sometimes collectively referred to herein as the "Individual Defendants."

        11.    Defendant Petro-Canada is a Delaware corporation and parent of defendant Raven, also a Delaware corporation.

CLASS ACTION ALLEGATIONS

        12.    Plaintiff brings this action on its behalf and as a class action pursuant to Court of Chancery Rule 23 on behalf of all holders of Prima Energy stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

        13.    This action is properly maintainable as a class action.

        14.    The Class is so numerous that joinder of all members is impracticable. According to Prima Energy's Securities and Exchange Commission ("SEC") filings, there were more than 12 million shares of Prima Energy common stock outstanding.

        15.    There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following: whether defendants have breached their fiduciary duties in connection with the Merger; and whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

        16.    Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

        17.    Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

        18.    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

        19.    Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

        20.    Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

OPERATIVE FACTS

        21.    On June 9, 2004, the Individual Defendants caused Prima Energy to announce that it had agreed to be acquired by Raven, a wholly-owned subsidiary of Petro-Canada, for $39.50 per share in cash through a tender offer. Total consideration for the transaction is approximately $534 million.

        22.    They announced that the Boards of Directors of both companies have unanimously approved this transaction and recommend that Prima Energy public shareholders tender their shares. Moreover, Prima Energy directors, senior executives and a principal shareholder collectively owning approximately 21% of the common stock have agreed to tender their shares pursuant to the offer.

        23.    Under the terms of the merger agreement, the all-cash transaction is structured as a first step tender offer for all of the common shares of Prima Energy at $39.50 per share, followed by a cash merger to acquire for $39.50 per share any shares of Prima Energy that remain outstanding after the closing of the tender offer.

        24.    Prima Energy has established a track record of growing natural gas production from the US Rockies region, largely through developing unconventional gas reserves. Since 1994, Prima Energy has increase production by 11% per year, to current levels of 55 million cubic feet per day of natural gas equivalent before royalties. The Company also has an extensive undeveloped acreage position and 1,600 drillable locations identified. In addition to acreage in the Powder River and Denver-Jules basins, Prima Energy's 360,000 undeveloped acres include positions in the Green River, Uinta and Wind River basin. Petro-Canada expects production to double by 2007. Prima Energy has no debt and is expected to have approximately US$60 million in cash at closing.

        25.    Petro-Canada, which plans to finance the deal with a $400 million credit facility as well as through existing credit lines, plans to direct the operations of the Company from an office in Denver, which will be staffed mainly by Prima Energy's existing management and staff.

        26.    The Agreement and Plan of Merger dated as of June 9, 2004 ("the merger") contemplates a two step transaction which, it is apparent defendants hope will be free of fiduciary obligations. The merger, as structured however is illegal, coercive and unfair. The offer was commenced on June 24 and is set to expire at 5:00 p.m. July 22, 2004.

        27.    The merger does not contemplate nor provide for a vote of Prima Energy's stockholders as required by 8 Del.C.§ 251(c). Section 251(c) requires that the merger agreement be submitted to Prima Energy's stockholders for approval. The merger provides no such provision and indeed is structured to avoid such a vote. The terms relating to the first step of the merger transaction, styled as a tender offer, are never to be voted on and, the merger contemplates, if 70% ownership can be achieved in the first step, avoiding a shareholder vote on the second step as well. This is achieved by providing a "Top Up Option" to allow Petro-Canada to acquire an additional 20% and pursue a merger under 8 Del.C. §253, without a vote and without any requirement of establishing the entire fairness of the Merger. That the tender offer is an integral part of the merger agreement is highlighted by the offer to purchase filed by Raven on June 24, 2004. It states "the offer (tender offer) is being made pursuant to an agreement and plan of merger dated as of June 9, 2004 (the "Merger Agreement")." It further states that the agreement operates such that after the close of the tender offer "in the event [Petro-Canada] does not acquire at least 90% of the then outstanding shares after consummation of the offer, the affirmative vote of the holders of a majority of the voting power of all shares is required to adopt the Merger Agreement. Consequently, if [Raven] acquires (pursuant to the Offer or otherwise) at least a majority of the voting power of all Shares .... then (Raven) will have sufficient voting power to adopt the Merger Agreement without the vote of any other Stockholder." Thus it is clear that the tender offer and Top Up Option features are an integral part of the Merger yet are never to be subjected to a shareholder vote. In the "merger agreement," the offer to purchase sets forth what it describes as "a summary of the merger agreement." Included in that section are 2 1/2 pages describing the tender offer.

        28.    The defendants apparently believe they are permitted to pursue their course of unfair dealing because an offeror has no duty to offer a fair price in a tender offer and, if the offer succeeds in obtaining 70% ownership of the stock of the Company, the Top Up Option will create a 90% owner and a 90% stockholder of a Delaware corporation is not required to establish the entire fairness of a short form merger accomplished pursuant to §253 of the Delaware General Corporation Law. However, Delaware law requires shareholder approval of the terms of the merger involving a less than 90% parent, imposes fiduciary obligations on the Board of a company in responding to a tender offer and in an integrated two step going private transaction imposes fiduciary duties both on a company's directors and its controlling stockholder.

        29.    Delaware law imposes upon directors of a Delaware corporation an affirmative fiduciary duty to the corporation and its stockholders to protect and defend their interests in the face of a two step going private transaction. It does not permit the defendants to enter a merger agreement protecting the tender offer from competing bidders yet denying shareholders the right to vote on its terms.

        30.    Rather than consider their duties regarding how to respond to a tender offer and to consider whether and what actions should be taken to protect the Company and its shareholders, the defendants here have entered into a merger agreement to actively protect the tender offer from any competition so as to provide the shareholders no alternatives which would ordinarily be present were an unsolicited third party tender offer to be made. The Merger coupled with the Company's poison pill precludes other tender offers.

        31.    The defendants did not enter into a standard merger agreement putting the entire transaction to a shareholder vote. Instead, not trusting the shareholders to vote the way the defendants wanted them to vote, defendants structured the transactions to give Petro-Canada an exclusive shot at a tender offer designed to place Petro-Canada in the position of either a majority stockholder or a 90% dominating stockholder. From either position Petro-Canada will then be able to force the transaction to closure. There can be no rational business justification for choosing to structure the transaction in the way the defendants have except their desire to coerce the shareholders into tendering into the tender offer, and to assist Petro-Canada in avoiding any obligation to be entirely fair.

        32.    Should Petro-Canada exercise the Top Up Option, however, the merger should be subject to review under principles applicable as if Petro-Canada is a controlling stockholder. The Top Up Option is an unabashed effort to isolate Petro-Canada from fiduciary duties which it will undertake should it become a majority stockholder. The purpose of the Top Up Option is to give Petro-Canada the benefit of being a 90% stock owner without having legitimately achieved that status. The price Petro-Canada pays to be treated as a 90% owner, even if it is only a 70% stockholder, is $0. While the option price is ostensibly $39.50 per share, the practical reality is the option will never be exercised unless Petro-Canada becomes a 100% owner and gets its money back. The Top Up Option does not change the merger consideration paid to the Class in the event the option is exercised and thus Petro-Canada will get all its money back.

        33.    There can be no purpose for the Top Up Option except to assist Petro-Canada in avoiding its duties of entire fairness or to become a majority stockholder. The Individual Defendants, consistent with their fiduciary duties, could not conspire with a third party to limit that third party's obligations to Prima Energy's shareholders.

        34.    As a further element of coercion, Petro-Canada has announced that it will seek the delisting of the Company's shares and deregistration of the Company at the earliest possible opportunity. Thus, to the extent Petro-Canada does not acquire all of the stock of the Class but reduces either the number of shares or the number of shareholders sufficiently to permit either delisting or deregistration, such shareholders would find themselves within an illiquid non-marginable security.

        35.    The Merger is coercive in another fashion as well. The terms of the Merger permit Petro-Canada to close the tender offer and yet not proceed with the Merger. Petro-Canada has the right to have a "subsequent offering period" in an effort to acquire additional shares and, apparently, reach its desired 70% threshold. During this time persons who tendered into the original tender offer will not be able to withdraw their shares. Further, the remaining shareholders will not be permitted to vote on the merger agreement and will be held in limbo while Petro-Canada continues to pursue its own self interests. The offer to purchase makes clear that during such period the shareholders could very easily own an illiquid unlisted unmarginable security.

        36.    The merger agreement also provides for a break-up fee and expenses totaling $20.4 million dollars, approximately 3.8% of the value of the transaction. Such huge expenses were undoubtedly designed and intended to provide additional assurance that no unsolicited tender offers would be forthcoming and no unsolicited alternative transactions would surface.

        37.    The "fiduciary out" which exists in the merger agreement is impermissibly narrow and unduly and improperly restricts the Board in its exercise of fiduciary duties. First, the fiduciary out is exercisable if and only if the Company receives a bona fide unsolicited written acquisition proposal which the entire Board determines after consultation with its financial advisor is reasonably likely to lead to a superior proposal and the failure to act on such would reasonably likely be a breach of fiduciary duties. The Company cannot engage in discussions or provide any information to any such third party. The Company can only waive or release any party from any standstill or similar contract if a majority of the independent directors believe such action would reasonably likely lead to a superior proposal.

        38.    The Company cannot seek to implement, approve, endorse or recommend an alternative acquisition proposal (including withdrawing its recommendation of the merger) unless a majority of the entire Board approves, and determines that if such bona fide written and unsolicited acquisition proposal constitutes a superior proposal (not simply that it is likely to lead to a superior proposal), that failure to act on the proposal would likely result in a breach of fiduciary duties. It further gives Petro-Canada an exclusive period to negotiate a superior transaction.

        39.    The fiduciary out does not permit the Board to terminate its recommendation in favor of the merger based on changed conditions. However, the Merger permits Petro-Canada to drop its tender offer if there are material adverse changes at Prima Energy. The agreement also takes illegal steps to protect the break-up fee contemplated by the agreement.

        40.    The fiduciary out permits the Company to enter into a superior proposal only if the acquiring party agrees not to challenge the payment of the break-up fee. The merger agreement also defines a "superior proposal" as one which is more favorable only from "a financial point of view" and requires that that analysis include an analysis of the effect and consequences of paying the excessive break-up fee.

        41.    Through the shareholder agreements with the inside officer directors, the merger agreement locks up approximately 21% of a shareholder vote. The shareholder agreements not only provide that the shareholders will vote in favor of the merger but also provide the shareholders will vote against any action which might diminish the likelihood the merger and related transactions will be consummated.

        42.    Another example of the way in which the merger seeks to protect Petro-Canada and not Prima Energy's shareholders is the express requirement that the Board will take all steps necessary following any acquisition of shares by Petro-Canada to see that Petro-Canada immediately obtains representation on Prima Energy's Board of Directors. This is but another example of the Individual Defendants preferring Petro-Canada over their own shareholders.

        43.    The merger agreement expressly assures existing management that they will retain not only their offices and salaries but also that Petro-Canada has no plans to change the operations of the Company. The Individual Defendants who hold unvested options stand to personally profit from the transaction. The merger will cause such options to immediately vest. For example, defendant Lewis has a total of 102,500 options which are not vested.

        44.    Despite entering into a transaction designed to sell Prima Energy and cash out its shareholders, the Individual Defendants made no effort to shop the Company or otherwise seek the highest price available. The current buy-out price of $39.50 being offered by Petro-Canada represents a discount to Prima Energy's closing price of $39.56 on June 8, 2004. Prima Energy's stock price has been consistently increasing since March 2003. In fact, the value of Prima Energy stock has increased by over $17.00 in the past year alone.

        45.    In fact, instead of attempting to obtain the highest price reasonably available for Prima Energy for its shareholders, the Individual Defendants spent substantial effort tailoring the structural terms of the Merger to meet the specific needs of Petro-Canada.

        46.    In essence, the Merger is the product of a hopelessly flawed process that was designed to ensure the sale of Prima Energy to one buyer, and one buyer only, on terms preferential to Petro-Canada and to subvert the interests of plaintiff and the other public stockholders of Prima Energy. The offer to purchase states that in October 2003, Waterous International (USA) Inc. ("Waterous") on behalf Prima Energy solicited an offer to purchase Prima Energy by Petro-Canada. At that time the offer to purchase states Petro-Canada was advised that Prima Energy had contacted "a limited number of companies" other than Petro-Canada. In December 2003 Petro-Canada indicated that it was not interested. Petro-Canada, however, apparently subsequently retained Waterous to look for acquisition candidates and Waterous identified Prima Energy as one. It was not, however, until April 29, 2004 that Waterous withdrew from representing Petro-Canada because of its obvious conflict of interest. In May 2004 negotiations again recommenced. The offer to purchase notes negotiations only in a very narrow range, $38-$40 per share, and that, not withstanding that Petro-Canada's Board authorized payment of $40 per share, the Individual Defendants agreed to a price of $39.50.

        47.    The offer to purchase discloses no other indication that any third party was solicited or contacted prior to agreeing to this price other than the failed efforts in October - December of 2003. And then indicates only that "a limited number" of persons were contacted. The offer to purchase, while not disclosing any details, does indicate that Petro-Canada has assured the employees of Prima Energy that it wishes to retain their services and further that it will continue the operations of the Company as is.

        48.    Because the Individual Defendants have breached their duties in connection with the merger, the burden of proving the inherent or entire fairness of the Merger, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law. Petro-Canada and Raven have aided and abetted these breaches of duty and seek to become unjustly enriched as a result of them.

        49.    Prima Energy's value is greater then $39.50. On May 6, 2004, Prima Energy reported first quarter 2004 results, announcing its operating results for the quarter ended March 31, 2004, and providing an update of its commodity hedging positions and operating activities. The announcement stated in part:

First Quarter Operating Results

        The Company reported net income for the first quarter of 2004 of $6,842,000, or $0.52 per diluted share. This compares to net income in the first quarter of 2003 of $5,382,000, or $0.41 per diluted share. Cash flow from operations before changes in operating assets and liabilities increased to $14,568,000 in the first three months of 2004, from $9,196,000 in the first quarter of 2003. Cash flow from operations before changes in operating assets and liabilities is a non-GAAP financial measure derived from net cash provided by operating activities.

        First quarter 2003 net income included an adjustment for the cumulative effect of a change in accounting principle in conjunction with the adoption of Statement of Financial Accounting Standards No. 143, relating to accounting for asset retirement obligations. Adoption of SFAS 143 resulted in a non-cash, after-tax credit of $403,000 or $0.03 per diluted share. Excluding this adjustment, Prima's income in the first quarter last year would have been $4,979,000 or $0.38 per diluted share.

        Revenues for the first quarter of 2004 totaled $20,644,000, compared to $15,610,000 for the first three months of 2003. Oil and gas sales in the first quarter of 2004 rose by 45%, to $17,660,000, from $12,212,000 reported for the same period in 2003. This increase was attributable to the combined effects of a 25% year-over-year improvement in production volumes and a 16% increase in average realized prices per equivalent unit of oil and gas production. The overall improvement in revenues also reflected a $546,000, or 28%, increase in revenues from oilfield service operations and a $1,036,000 reduction in gains on commodity derivatives not accounted for as hedges.

        Prima's total production in the first quarter of 2004 of 4,191,000 Mcfe, or approximately 46,000 Mcfe per day, compares to 3,353,000 Mcfe produced in the same quarter last year. The Company's product mix was 83% natural gas and 17% oil in both periods, with volumes of gas and oil both increasing by 25% year-over-year. Gas and oil production in the recent quarter of 3,493,000 Mcf and

116,000 barrels, respectively, compare to 2,795,000 Mcf and 93,000 barrels in the same period last year. The increased gas volumes were primarily due to Powder River Basin CBM operations, which generated net production of 1,781,000 Mcf in the first quarter of 2004 and 1,144,000 Mcf in the first quarter of 2003. CBM production in both periods was primarily attributable to the Porcupine-Tuit property, which began producing in the third quarter of 2002 and was inclining through late 2003 as wells de-watered and additional wells were drilled and hooked-up. Higher oil production was attributable to increased drilling and re-frac activity in the D-J Basin, which focused on areas in the Wattenberg Field characterized by relatively low gas-oil ratios.

        Average gas price realizations in the first quarter of 2004 were $3.96 per Mcf, compared to $3.22 in the first quarter of 2003, for an increase of $0.74, or 23%. Average oil price realizations were $32.94 per barrel in the recent quarter and $34.60 in the same period last year, for a decrease of $1.66 per barrel, or 5%. On an energy equivalent basis, the average price received in the latest quarter was $4.21 per Mcfe, or 16% above the $3.64 per Mcfe realized in the prior year period. In the recent quarter, hedging effects reduced realized prices by $0.26 per Mcf of gas, $2.25 per barrel of oil and $0.28 per Mcfe; last year, hedging effects reduced average gas prices by $0.24 per Mcf, increased average oil prices by $0.44 per barrel and lowered the average price realized by Mcfe by $0.19. Approximately 78% of Prima's total oil and gas revenues in 2004 were derived from natural gas sales, compared to 74% in the first quarter of 2003.

        Depletion expense in the first quarter of 2004 was $1.06 per Mcfe, compared to $0.93 per Mcfe in the first quarter last year. Lease operating expenses were $0.24 per Mcfe produced in the 2004 quarter compared to $0.28 per Mcfe in the 2003 quarter. Production taxes per Mcfe increased from $0.37 in the first quarter last year to $0.44 in the recent quarter, due largely to higher product prices in 2004 and an increased portion of sales from properties in Wyoming, where severance tax rates are higher than in Colorado. General and administrative expenses increased by $146,000 year-over-year, due primarily to staff expansions.

        Reported oilfield service revenues and expenses for the quarter ended March 31, 2000 were $2,485,000 and $1,719,000, respectively, for a gross margin of $766,000. In the same quarter last year, reported oilfield service revenues and expenses totaled $1,939,000 and $1,739,000, respectively, for a gross margin of $200,000. Revenues and costs related to services provided on Prima-operated properties are eliminated in consolidation, and represented approximately 24% of the service companies' revenues in the 2004-period compared to 17% in the same quarter last year. The 28% year-over-year increase in reported revenues, despite the increased portion of work conducted on behalf of Prima, reflected higher utilization and billing rates in response to greater demand. The 1% reduction in costs reflected the increased amount eliminated in consolidation, due to the greater portion of work performed for Prima, and changes in the mix of activities conducted for Prima and other operators.

  Commodity Price Derivatives

        For the first five months of 2004, the CIG monthly index has averaged $4.74 per MMBtu, compared to $3.68 in the same period of 2003. As of the market close on May 5, 2004, quoted futures prices for the CIG index for the months of June through December 2004 averaged $5.61 per MMBtu, compared to $4.29 per MMBtu realized during the same months in 2003. Prima's open commodity derivatives positions cover a total of 5,050,000 MMBtu of natural gas and 160,000 barrels of crude oil, as shown below:

Product and Time Period	Market Index	Total Volumes in MMBtu or Bbls	Contract Price
Natural Gas
June-December 2004	NW Rockies	4,700,000	$4.74
November 2004	CIG	350,000	$4.00
January-March 2005	NYMEX/CIG Basis	(75,000)	$0.68
Crude Oil
June 2004-February 2005	NYMEX	160,000	$35.21

  Investment and Operating Activities

          During the first quarter of 2004, Prima invested $10,131,000 in oil and gas properties, including $9,891,000 for well costs and other development activities, primarily in the D-J Basin and on CBM properties in the Powder River Basin.

          Our D-J Basin operations included drilling and completing ten gross (10 net) wells, completing two gross (2 net) wells that were drilled last year, and re-fracturing 23 gross (21.8 net) wells. Our Powder River Basin activities included drilling 14 gross (14 net) wells, deepening eight gross (8 net) wells and installing equipment, flow lines and related facilities in the North Shell Draw and Kingsbury project areas in preparation for tie-in to a gathering system later this year. We also installed additional compression equipment to bolster production rates from our 86 producing CBM wells in the Porcupine-Tuit area. Benefits began to be partially realized in April and gross production at Porcupine-Tuit at the end of that month aggregated approximately 26,000 Mcf per day, compared to an average of 24,000 Mcf per day in the first quarter of 2004 (Prima's net revenue interests at Porcupine-Tuit average approximately 78%).

  *            *            *

  The Company owns an average 35% working interest in 74,000 gross acres in the greater Merna area and has received recent expressions of interest from other operators for conducting additional drilling in the area to continue to test the play.

        50.    Defendants made no effort to achieve the highest value reasonably available. Then on June 9, 2004, Reuters reported that the Company was being sold. Shareholders were stunned. Shareholders were literally on the verge of benefiting from the Company's expensive investments in wells and exploration. However, with the Company being sold, Petro-Canada will reap the benefits to which shareholders are entitled. The release stated in part:

  Petro-Canada said on Wednesday it has offered to buy Denver-based Prima Energy Corp. in a friendly all-cash deal that will move it into the production of nonconventional natural gas in North America.

          Petro-Canada, Canada's No. 2 oil producer and refiner, said it will pay $39.50 a share for all of the outstanding shares of Prima Energy, valuing the deal at $534 million (C$719 million). Both companies' boards have approved the bid.

          "This was not an auction process. We pretty much approached Prime directly and this was the result," Petro-Canada chief executive Ron Brenneman told analysts.

          Prima stock as off 17 cents at $39.39 on Wednesday afternoon. Shares of Petro-Canada were C$1.36 lower at C$57.14 on the Toronto Stock Exchange.

  *            *            *

          Prima's production in the U.S. Rockies region has grown at an annual rate of 11 percent over the past decade to 55 million cubic feet per day of natural gas. At year end 2003, it had proved reserves of 152 billion cubic feet of natural gas equivalent. Proved plus probable reserves were 552 billion cubic feet.

          "We have a high degree of comfort in the reserves," said Kathy Sendall, Petro-Canada's vice president of North American natural gas operations, told analysts.

        51.    By reason of their positions with Prima Energy, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Prima Energy, and especially the true value and expected increased future value of Prima Energy and its assets, which they have not disclosed to Prima Energy's public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Prima Energy's public shareholders.

        52.    The offer to purchase inconsistently indicates that Goldman Sachs Co. has rendered a fairness opinion "based upon and subject to the factors and assumptions set forth" therein. It does not list the assumptions and conditions imposed by Goldman Sachs.

        53.    Because the Individual Defendants never actively solicited alternative bids for the Company, they are unaware of what bidders might come forward and what those bids might be. Had Petro-Canada been required to proceed with its tender offer in the ordinary fashion, that is, as a third party offer directly to the shareholders without protections afforded by the merger, the shareholders would have had an opportunity to receive such alternative offers. Instead, by setting the merger agreement up the way they did and by retaining the poison pill, the Individual Defendants have, sight unseen, already rejected all alternative offers. Delaware law requires that before the defendants act to preclude the shareholders from receiving a third party tender offer, they must first determine that it represents a threat to the corporation and then must determine that their response is proportionate to that threat.

        54.    Because the defendants have determined to cash out the public stockholders, from the public stockholders' point of view, there can be no threat to the corporation or corporate policy. Instead, under Delaware law, the defendants were obligated to seek to obtain the highest and best offer available. Not simply one that an investment banker was prepared to say was "fair from a financial point of view."

        55.    The proposed sale is wrongful, unfair and harmful to Prima Energy's public stockholders, and represents an effort by defendants to aggrandize their own positions and interests at the expense of and to the detriment of Class members. The Merger is an attempt to deny plaintiff and the other members of the Class their rights with usurping the same for the benefit of Petro-Canada and the Individual Defendants on unfair terms. The current buy-out price of $39.50 being offered by Petro-Canada provides no premium to the Company's public shareholders for their increasingly valuable shares. Rather, the offer price represents a discount to Prima Energy's closing price of $39.56 on June 8, 2004.

        56.    The Individual Defendants have also approved the proposed acquisition so that it transfers 100% of Prima Energy's revenues, profits and current cash holdings of $60 million to Petro-Canada, and thus all of Prima Energy's operations will now accrue to the benefit of Petro-Canada.

COUNT I
For Violations of 8 Del. C. §141

        57.    Plaintiff repeats and realleges paragraphs 1 through 56 hereof as if fully set forth herein.

        58.    8 Del. C. §141(c) requires that the terms of a merger entered into by a company's Board of Directors be submitted to the shareholders for approval. Absent other provisions, a majority vote of the shareholders is required to approve those terms.

        59.    The Merger does not provide for submitting its terms to a vote of Prima Energy's shareholders. The Merger specifically contemplates that the terms of the front end tender offer and Top Up Option will never be subjected to a shareholder vote and seeks through the Top Up Option to eliminate any vote at all in the back end merger if Petro-Canada reaches 70% ownership so as to effect a merger under a Del. C. §253.

        60.    Because it fails to comply with the requirements of §141(c), the merger is illegal and invalid.

        61.    Plaintiff is entitled to a finding of this Court that failure to meet the requirements of a Del. C. §141(c) makes the merger null and void.

COUNT II
For Breach of Fiduciary Duties and Entering into a Coercive Transaction
Intended to Advance the Interests of the Defendants over Those of the Class

        62.    Plaintiff repeats and realleges paragraphs 1 through 61 hereof as if fully set forth herein.

        63.    The defendants, other than Petro-Canada and Raven, have violated fiduciary duties under Delaware law to the public shareholders of Prima Energy and have not acted in the interests of Prima Energy's shareholders. Petro-Canada and Raven have aided and abetted those breaches.

        64.    By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

        65.    The Individual Defendants have violated their fiduciary duties by entering into a transaction with Petro-Canada without regard to the legality and fairness of the transaction to Prima Energy's shareholders.

        66.    By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in their exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

        67.    As a result of the actions of defendants, plaintiff and the Class will suffer irreparable harm.

        68.    Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Merger which will deny the Class its voting rights and exclude the Class from its fair share of Prima Energy's valuable assets and businesses.

        69.    Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

COUNT III
For Breach of Fiduciary Duties Against the Individual Defendants

        70.    Plaintiff repeats and realleges paragraphs 1 through 69 hereof as if fully set forth herein.

        71.    In acting to preclude shareholders from receiving a tender offer from a third party, the Company's Board of Directors is required to act reasonably and with restraint. The Board must first find that the danger to corporate policy and effectiveness exists and then tailor a response that is proportional to the risk posed.

        72.    By entering into the merger agreement the Individual Defendants through the operation of the terms of the merger agreement and the Company's poison pill, have precluded the Class from receiving any other tender offer. The terms of the Merger, the poison pill and the break-up fee are so high that it is extremely unlikely that anyone would even contemplate pursuing a tender offer while those barriers exist. Indeed, the merger agreement requires that any third party offeror agree to pay the grossly excessive break-up fee.

        73.    The Merger contemplates a cash freeze out of Prima Energy's stockholders. Thus there can be no risk to corporate policy or effectiveness from the shareholders' standpoint and the Board's obligation was to act as auctioneers seeking the highest price reasonably available.

        74.    Taking steps to preclude the receipt of and, indeed certainly discourage, even any indication of interest by any other third party, the Individual Defendants breached their fiduciary duties by acting inappropriately and disproportionately to a non-existent threat.

        75.    Without injunctive relief invalidating the Merger, the Class will suffer irreparable harm.

COUNT IV
Against the Individual Defendants for Breach of Fiduciary Duty and Failing
to Obtain the Highest Price Reasonably Available in a Cash Freeze Out Transaction

        76.    Plaintiff repeats and realleges paragraphs 1 through 75 hereof as if fully set forth herein.

        77.    Once a Board of Directors determines to cash out the public stockholders, in essence sell the company to a third party for cash, it takes on the obligation to act as an auctioneer.

        78.    All Delaware courts contemplate that there are a number of ways Boards can seek to fulfill their obligation to obtain the highest price reasonably available—the Individual Defendants apparently took no such steps here.

        79.    There was no public announcement that they were contemplating the sale of the Company. There was no declaration of an auction for the Company.

        80.    There was no press release that the Company was in merger talks with anyone. There is no "market check" because the merger is protected by preclusive defensive measures.

        81.    Absent some form of effort by the Board to seek the highest price reasonably attainable, the Class will suffer irreparable harm.

PRAYER FOR RELIEF

        WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in its favor and in favor of the Class and against defendants as follows:

          A.    Declaring that this action is properly attainable as a class action;

          B.    Declaring and decreeing that the merger agreement is illegal and was entered into in breach of the fiduciary duties of the defendants and therefore is unenforceable including the termination fee;

          C.    Enjoining defendants, their agents and all persons acting in concert with them from pursuing and consummating the Merger including the contemplated first step tender offer;

          D.    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Prima Energy's shareholders;

          E.    Rescinding, to the extent already implemented, the Merger or any of the terms thereof;

          F.     Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct, and directing defendants to disclose the projected cash flow from the developed wells which remain concealed from shareholders;

          G.    Awarding plaintiff damages and the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

          H.    Granting such other and further equitable relief as this Court may deem just and proper.

Dated: June 24, 2004		TAYLOR & McNEW LLP
	By:	/s/ R. BRUCE McNEW R. Bruce McNew (#967) 3711 Kennett Pike, Suite 210 Greenville, DE 19807 Tel: 302/655-9200
OF COUNSEL:	COUNSEL FOR PLAINTIFF
Darren J. Robbins Randall J. Baron Stephen J. Oddo Shaun L. Grove LERACH COUGHLIN STOIA & ROBBINS LLP 401 B Street, Suite 1700 San Diego, CA 92101 Telephone: 619/231-1058
Paul J. Geller Jonathan Stein GELLER RUDMAN, PLLC 197 S. Federal Highway, Suite 200 Boca Raton, FL 33432 Telephone: 561/750-3000

VERIFICATION

        NECA-IBEW Pension Fund (The Decatur Plan), through its duly authorized representative states it has read the foregoing Complaint and believes it to be true and correct to the best of its knowledge, information and belief.

Dated: June 24, 2004		NECA-IBEW Pension Fund (The Decatur Plan)
	By:	/s/ STEVEN L. MYERS Title Assistant Administrator NECA-IBEW Pension Trust Fund
State of Illinois	)
)
Macon County	)

        SWORN TO AND SUBSCRIBED before me this 24th day of June, 2004,

/s/ DEBRA S. MORSE Notary Public
OFFICIAL SEAL DEBRA S. MORSE NOTARY PUBLIC, STATE OF ILLINOIS MY COMMISSION EXPIRES 7-10-2005

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  Exhibit (a)(5)(E)
IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY
VERIFIED CLASS ACTION COMPLAINT
SUMMARY OF THE ACTION
THE PARTIES
CLASS ACTION ALLEGATIONS
OPERATIVE FACTS